UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Shang-yan Chuang
Shang-yan Chuang
Chief Financial Officer

Date: May 30, 2018

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EXHIBIT INDEX

Exhibit 99.1—Press Release

3

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED

FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2018

SHANGHAI, May 29, 2018 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises, today announced its unaudited financial results for the first quarter of 2018.

FIRST QUARTER 2018 FINANCIAL HIGHLIGHTS

•	Net revenues for the first quarter of 2018 were RMB830.9 million (US$132.5 million), a 16.5% increase from the corresponding period in 2017.

(RMB millions, except percentages)	Q1 2017	Q1 2018	YoY Change
Wealth management	562.0	594.2	5.7%
Asset management	126.4	194.3	53.8%
Other financial services	24.8	42.4	71.0%

Total net revenues	713.2	830.9	16.5%

•	Income from operations for the first quarter of 2018 was RMB274.5 million (US$43.8 million), a 6.9% increase from the corresponding period in 2017.

(RMB millions, except percentages)	Q1 2017	Q1 2018	YoY Change
Wealth management	209.2	184.0	(12.1%)
Asset management	78.7	109.4	39.0%
Other financial services	(31.1)	(18.9)	(39.3%)

Total income from operations	256.8	274.5	6.9%

•	Net income attributable to Noah shareholders for the first quarter of 2018 was RMB268.5 million (US$42.8 million), a 23.7% increase from the corresponding period in 2017.

•	Non-GAAP[1] net income attributable to Noah shareholders for the first quarter of 2018 was RMB256.4 million (US$40.9 million), an 8.1% increase from the corresponding period in 2017.

FIRST QUARTER 2018 OPERATIONAL UPDATES

Wealth Management Business

The Company’s wealth management business offers financial products and provides comprehensive financial services to high net worth individual clients and enterprises. Noah primarily distributes onshore and offshore fixed income, private equity, secondary market equity and insurance products.

[1]	Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation and fair value changes of equity securities (unrealized) and adjusting for sale of equity securities, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

•	Total number of registered clients as of March 31, 2018 was 196,927, a 32.6% increase from March 31, 2017.

•	Total number of active clients[2] during the first quarter of 2018 was 5,449, a 24.9% increase from March 31, 2017.

•	Aggregate value of financial products distributed during the first quarter of 2018 was RMB27.8 billion (US$4.4 billion), a 14.9% decrease from the first quarter of 2017.

	Three months ended March 31,
Product type	2017		2018
	(RMB in billions, except percentages)
Fixed income	22.1	67.6%	13.2	47.6%
Private equity	9.1	27.8%	6.3	22.6%
Secondary market equity	1.1	3.4%	7.9	28.2%
Other products	0.4	1.2%	0.4	1.6%

All products	32.7	100.0%	27.8	100.0%

•	Average transaction value per active client[3] for the first quarter of 2018 was RMB5.1 million (US$0.8 million), a 31.9% decrease from the corresponding period in 2017.

•	Coverage network included 263 branches and sub-branches covering 81 cities as of March 31, 2018, up from 199 branches and sub-branches covering 74 cities as of March 31, 2017.

•	Number of relationship managers was 1,386 as of March 31, 2018, a 10.8% increase from March 31, 2017.

Asset Management Business

The Company’s asset management business, Gopher Asset Management, is a leading alternative asset manager in China. Gopher Asset Management develops and manages private equity, real estate, secondary market equity, credit and other investments denominated in Renminbi and other currencies.

•	Total assets under management as of March 31, 2018 were RMB156.9 billion (US$25.0 billion), a 5.8% increase from December 31, 2017 and a 21.1% increase from March 31, 2017.

Investment type	As of December 31, 2017		Asset Growth	Asset Expiration/ Redemption	As of March 31, 2018
	(RMB billions, except percentages)
Private equity	86.9	58.6%	5.0	0.0	91.8	58.5%
Credit	40.0	27.0%	8.2	5.4	42.8	27.3%
Real estate	11.6	7.8%	2.4	2.1	11.9	7.6%
Secondary market equity	6.2	4.2%	0.9	0.3	6.8	4.3%
Other investments	3.6	2.5%	—	0.1	3.6	2.3%

All Investments	148.3	100.0%	16.5	7.9	156.9	100.0%

[2]	“Active clients” for a given period refers to registered clients who obtain financial products provided or distributed by Noah during that given period, excluding clients in Noah’s other financial services segment.
[3]	“Average transaction value per active client” refers to the average value of financial products that were purchased by active clients during the period specified.

Other Financial Services Business

The Company’s other financial services business includes its online wealth management, lending services and payment technology services.

Mr. Kenny Lam, Group President of Noah, said, “The first quarter of 2018 represents another solid start for the whole year. With the official release of the Asset Management Guidelines, the wealth management and asset management industries in China have entered a new stage which we believe will lead to healthier and more sustainable growth potential. We will continue to develop our investment and comprehensive service capabilities in order to better serve the evolving demands of high net worth Chinese clients in China and globally.”

FIRST QUARTER 2018 FINANCIAL RESULTS

Net Revenues

Net revenues for the first quarter of 2018 were RMB830.9 million (US$132.5 million), a 16.5% increase from the corresponding period in 2017, primarily driven by increased recurring service fee revenues and performance-based income.

•	Wealth Management Business

•	Net revenues from one-time commissions for the first quarter of 2018 were RMB316.0 million (US$50.4 million), a 7.7% decrease from the corresponding period in 2017, primarily due to a decline in transaction value.

•	Net revenues from recurring service fees for the first quarter of 2018 were RMB243.2 million (US$38.8 million), a 21.7% increase from the corresponding period in 2017. The increase was primarily due to the cumulative effect of financial products with recurring service fees previously distributed.

•	Net revenues from performance-based income for the first quarter of 2018 were RMB20.0 million (US$3.2 million), compared with RMB11.8 million in the corresponding period of 2017. The increase was primarily due to an increase in performance-based income from secondary market equity products distributed in previous periods.

•	Net revenues from other service fees for the first quarter of 2018 were RMB14.9 million (US$2.4 million), increased from RMB8.1 million in the corresponding period in 2017, primarily due to the growth of the various other comprehensive services Noah offers to its high net worth clients.

•	Asset Management Business

•	Net revenues from recurring service fees for the first quarter of 2018 were RMB152.9 million (US$24.4 million), a 21.8% increase from the corresponding period in 2017. The increase was primarily due to the increase in assets under management.

•	Net revenues from performance-based income for the first quarter of 2018 were RMB39.4 million (US$6.3 million), compared with RMB0.7 million in the corresponding period of 2017, primarily due to an increase in performance-based income from secondary market equity products.

•	Other Financial Services Business

•	Net revenues for the first quarter of 2018 were RMB42.4 million (US$6.8 million), a 71.0% increase from the corresponding period in 2017. The increase was primarily due to the growth of our lending services.

Operating Costs and Expenses

Operating costs and expenses for the first quarter of 2018 were RMB556.4 million (US$88.7 million), a 21.9% increase from the corresponding period in 2017. Operating costs and expenses primarily consisted of compensation and benefits of RMB360.7 million (US$57.5 million), selling expenses of RMB106.3 million (US$16.9 million), general and administrative expenses of RMB55.9 million (US$8.9 million) and other operating expenses of RMB38.0 million (US$6.1 million).

•	Operating costs and expenses for the wealth management business for the first quarter of 2018 were RMB410.2 million (US$65.4 million), a 16.3% increase from the corresponding period in 2017, primarily due to an increase in marketing expenses and a decrease in government subsidies.

•	Operating costs and expenses for the asset management business for the first quarter of 2018 were RMB84.9 million (US$13.5 million), a 78.1% increase from the corresponding period in 2017, primarily due to an increase in investment sub-advisory fees and a decrease in government subsidies.

•	Operating costs and expenses for the other financial services business for the first quarter of 2018 were RMB61.3 million (US$9.8 million), a 9.6% increase from the corresponding period in 2017.

Operating Margin

Operating margin for the first quarter of 2018 was 33.0%, a decrease from 36.0% for the corresponding period in 2017. The decrease was mainly due to an increase in marketing expenses and a decrease in government subsidies.

•	Operating margin for the wealth management business for the first quarter of 2018 was 31.0%, compared with 37.2% for the corresponding period in 2017.

•	Operating margin for the asset management business for the first quarter of 2018 was 56.3%, compared with 62.3% for the corresponding period in 2017.

•	Operating loss for the other financial services business for the first quarter of 2018 was RMB18.9 million (US$3.0 million), down from RMB31.1 million for the corresponding period in 2017.

Investment Income

Investment income for the first quarter of 2018 was RMB42.1 million (US$6.7 million), compared with RMB10.1 million for the corresponding period in 2017. The increase includes RMB34.8 million (US$5.5 million) of changes in fair value of equity securities in accordance with FASB ASU 2016-01, which became effective on January 1, 2018. See “Discussion of Recently Adopted Accounting Standard and Non-GAAP Financial Measures” below for more details.

Income Tax Expenses

Income tax expenses for the first quarter of 2018 were RMB73.7 million (US$11.7 million), a 19.0% increase from the corresponding period in 2017. The increase was primarily due to higher taxable income.

Net Income

•	Net Income

•	Net income for the first quarter of 2018 was RMB260.8 million (US$41.6 million), a 20.9% increase from the corresponding period in 2017.

•	Net margin for the first quarter of 2018 was 31.4%, up from 30.2% for the corresponding period in 2017.

•	Net income attributable to Noah shareholders for the first quarter of 2018 was RMB268.5 million (US$42.8 million), a 23.7% increase from the corresponding period in 2017.

•	Net income attributable to Noah shareholders per basic and diluted ADS for the first quarter of 2018 was RMB4.70 (US$0.75) and RMB4.44 (US$0.71), respectively, up from RMB3.85 and RMB3.69 respectively, for the corresponding period in 2017.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the first quarter of 2018 was RMB256.4 million (US$40.9 million), an 8.1% increase from the corresponding period in 2017.

•	Non-GAAP net margin attributable to Noah shareholders for the first quarter of 2018 was 30.9%, down from 33.3% for the corresponding period in 2017.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the first quarter of 2018 was RMB4.24 (US$0.68), up from RMB4.03 for the corresponding period in 2017.

Balance Sheet and Cash Flow

As of March 31, 2018, the Company had RMB2,151.4 million (US$343.0 million) in cash and cash equivalents, compared with RMB1,906.8 million as of December 31, 2017 and RMB2,609.2 million as of March 31, 2017.

Net cash inflow from the Company’s operating activities during the first quarter of 2018 was RMB344.6 million (US$54.9 million), driven by profit earned from normal business operations.

Net cash outflow from the Company’s investing activities during the first quarter of 2018 was RMB129.2 million (US$20.6 million), primarily due to the increase in investment in affiliates.

Net cash inflow from the Company’s financing activities was RMB64.5 million (US$10.3 million) in the first quarter of 2018, primarily due to the capital increase of a consolidated non-controlling subsidiary.

On July 8, 2017, the Company’s board of directors authorized a share repurchase program of up to US$50 million worth of its issued and outstanding ADSs over the course of one year. As of March 31, 2018, the Company did not repurchase any ADSs under this program.

2018 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2018 will be in the range of RMB1 billion to RMB1.05 billion, an increase of 16.7% to 22.6% compared with the full year 2017. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s first quarter 2018 unaudited financial results and recent business activities.

The conference call may be accessed with the following details:

Conference call details
Date/Time:	Tuesday, May 29, 2018 at 8:00 p.m., U.S. Eastern Time Wednesday, May 30, 2018 at 8:00 a.m., Hong Kong Time

Dial in details:
- United States Toll Free	+1-866-311-7654
- Mainland China Toll Free	4001-201203
- Hong Kong Toll Free	800-905-945
- International	+1-412-317-5227
Conference Title:	Noah Holdings Limited First Quarter 2018 Earnings Call
Participant Password:	Noah Holdings

A telephone replay will be available starting one hour after the end of the conference call until June 5, 2018 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 10120296.

A live and archived webcast of the conference call will be available at Noah’s investor relations website under the News & Events section at http://ir.noahwm.com.

DISCUSSION OF RECENTLY ADOPTED ACCOUNTING STANDARD AND NON-GAAP MEASURES

On January 1, 2018, the Company adopted ASU 2016-01 Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income.

The accounting standard also includes a transition requirement on presentation that requires the amounts reported in accumulated other comprehensive income for equity securities that exist as of the date of adoption previously classified as available-for-sale to be reclassified to retained earnings.

As a result, upon adoption of this new standard, Noah recorded a cumulative effect adjustment from other comprehensive income to retained earnings of RMB251.6 million (US$38.7 million), net of tax, for the unrealized gains related to equity securities previously classified as available-for-sale securities. This adjustment had no overall impact on shareholders’ equity; however, since these net unrealized gains are now included within retained earnings, they will not appear as realized gains on Noah’s consolidated income statement when sold.

The future impact to Noah’s consolidated income statement from period to period will vary depending upon the level of volatility in the performance of the securities held in Noah’s equity portfolio and the overall market. ASU 2016-01 does not affect the treatment of equity investments accounted for under the equity method or those that result in consolidation of the investee.

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation and fair value changes of equity investments (unrealized) and adjusting for sale of equity securities, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises. In the first quarter of 2018, Noah distributed RMB27.8 billion (US$4.4 billion) of financial products. Through Gopher Asset Management, Noah had assets under management of RMB156.9 billion (US$25.0 billion) as of March 31, 2018.

Noah’s wealth management business primarily distributes onshore and offshore fixed income, private equity, secondary market equity and insurance products. Noah delivers customized financial solutions to clients through a network of 1,386 relationship managers across 263 branches and sub-branches in 81 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong, Taiwan, United States, Canada and Australia. The Company’s wealth management business had 196,927 registered clients as of March 31, 2018. As a leading alternative asset manager in China, Gopher Asset Management manages private equity, real estate, secondary market equity, credit and other investments denominated in Renminbi and other currencies. The Company also provides other financial services, including online wealth management, lending services and payment technology services.

For more information, please visit Noah at ir.noahwm.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the first quarter of 2018 ended March 31, 2018 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.2726 to US$1.00, the effective noon buying rate for March 30, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2018 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Eva Ma

Tel: +86-21-8035-9221

ir@noahwm.com

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

	As of
	December 31,	March 31,	March 31,
	2017	2018	2018
	RMB’000	RMB’000	USD’000
Assets
Current assets:
Cash and cash equivalents	1,906,753	2,151,447	342,991
Short-term investments (including short-term investments measured at fair value of RMB95,345 thousands and RMB86,740 thousands, as of December 31, 2017 and March 31, 2018, respectively)	160,345	246,740	39,336
Accounts receivable, net of allowance for doubtful accounts of nil as of December 31, 2017 and March 31, 2018	175,518	228,770	36,471
Loans receivable	765,398	827,737	131,961
Amounts due from related parties	515,454	653,788	104,229
Loans receivable from factoring business	256,944	71,403	11,383
Other current assets	255,680	247,256	39,418

Total current assets	4,036,092	4,427,141	705,789
Long-term investments (including long-term investments measured at fair value of RMB482,006 thousands and RMB835,235 thousands, as of December 31, 2017 and March 31, 2018, respectively)	988,266	890,735	142,004
Investment in affiliates	968,622	1,049,353	167,292
Property and equipment, net	303,349	299,415	47,734
Non-current deferred tax assets	72,654	72,357	11,535
Other non-current assets	125,871	114,226	18,210

Total Assets	6,494,854	6,853,227	1,092,564

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	622,494	563,715	89,869
Income tax payable	18,360	82,394	13,136
Amounts due to related parties	276	280	45
Deferred revenues	201,254	167,768	26,746
Loans payable from factoring business	3,857	302	48
Other current liabilities	489,113	581,379	92,685
Convertible notes	487,973	—	—

Total current liabilities	1,823,327	1,395,838	222,529
Non-current deferred tax liabilities	50,121	51,810	8,260
Convertible notes	—	470,445	75,000
Other non-current liabilities	113,660	112,839	17,989

Total Liabilities	1,987,108	2,030,932	323,778

Equity	4,507,746	4,822,295	768,786

Total Liabilities and Equity	6,494,854	6,853,227	1,092,564

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB’000, except for USD data, per ADS data and percentages)

(unaudited)

	Three months ended
	March 31,	March 31,	March 31,
	2017	2018	2018	Change
Revenues:	RMB’000	RMB’000	USD’000
Revenues from others[1]:
One-time commissions	199,787	219,541	35,000	9.9%
Recurring service fees	145,029	143,932	22,946	(0.8%)
Performance-based income	12,550	20,657	3,293	64.6%
Other service fees	33,241	59,989	9,564	80.5%

Total revenues from others	390,607	444,119	70,803	13.7%
Revenues from funds Gopher managed[1]:
One-time commissions	144,556	98,384	15,685	(31.9%)
Recurring service fees	181,890	254,067	40,504	39.7%
Performance-based income	79	39,048	6,225	49162.6%
Other service fees	—	—	—	N.A.

Total revenues from funds Gopher managed	326,525	391,499	62,414	19.9%
Total revenues	717,132	835,618	133,217	16.5%
Less: business taxes and related surcharges	(3,962)	(4,699)	(749)	18.6%

Net revenues	713,170	830,919	132,468	16.5%

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(150,313)	(158,701)	(25,301)	5.6%
Performance fee compensation	—	(6,200)	(988)	N.A.
Other compensations	(190,269)	(195,812)	(31,217)	2.9%

Total compensation and benefits	(340,582)	(360,713)	(57,506)	5.9%
Selling expenses	(60,603)	(106,259)	(16,940)	75.3%
General and administrative expenses	(59,638)	(55,929)	(8,916)	(6.2%)
Other operating expenses	(29,446)	(37,963)	(6,052)	28.9%
Government subsidies	33,932	4,488	715	(86.8%)

Total operating costs and expenses	(456,337)	(556,376)	(88,699)	21.9%

Income from operations	256,833	274,543	43,769	6.9%

Other income:
Interest income	8,708	22,867	3,646	162.6%
Interest expenses	(4,913)	(6,869)	(1,095)	39.8%
Investment income	10,146	42,132	6,717	315.3%
Other (expense) income	1,137	1,163	185	2.3%

Total other income	15,078	59,293	9,453	293.2%

Income before taxes and income from equity in affiliates	271,911	333,836	53,222	22.8%
Income tax expense	(61,915)	(73,662)	(11,743)	19.0%
Income from equity in affiliates	5,726	652	104	(88.6%)

Net income	215,722	260,826	41,583	20.9%
Less: net loss attributable to non-controlling interests	(5,200)	(7,639)	(1,218)	46.9%
Less: Loss attributable to redeemable non-controlling interest of a subsidiary	3,925	—	—	(100.0%)

Net income attributable to Noah shareholders	216,997	268,465	42,801	23.7%

Income per ADS, basic	3.85	4.70	0.75	22.1%
Income per ADS, diluted	3.69	4.44	0.71	20.3%

Margin analysis:
Operating margin	36.0%	33.0%	33.0%
Net margin	30.2%	31.4%	31.4%

Weighted average ADS equivalent[2]:
Basic	56,364,758	57,166,048	57,166,048
Diluted	60,108,286	61,384,898	61,384,898
ADS equivalent outstanding at end of period	56,415,307	57,225,760	57,225,760

[1]	Starting from the first quarter of 2018, we reported revenue streams in two categories—revenues from funds Gopher managed and revenues from others, instead of the previous categories—third-party revenues and related party revenues, to provide more relevant and accurate information about revenues we generate because a majority of the related party revenues are generated from funds Gopher managed. We also revised the comparative period presentation to conform to current period classification.
[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	March 31,	March 31,	March 31,
	2017	2018	2018	Change
	RMB’000	RMB’000	USD’000
Net income	215,722	260,826	41,583	20.9%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(4,145)	(34,863)	(5,558)	741.1%
Fair value fluctuation of available for sale Investment (after tax)	1,515	1,376	219	(9.2%)

Comprehensive income	213,092	227,339	36,244	6.7%
Less: Comprehensive loss attributable to non-controlling interests	(5,316)	(7,579)	(1,208)	42.6%
Less: Loss attributable to redeemable non-controlling interest of a subsidiary	3,925	—	—	(100.0%)

Comprehensive income attributable to Noah shareholders	214,483	234,918	37,452	9.5%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	March 31, 2017	March 31, 2018	Change
Number of registered clients	148,505	196,927	32.6%
Number of relationship managers	1,251	1,386	10.8%
Number of cities under coverage	74	81	9.5%

	Three months ended
	March 31, 2017	March 31, 2018	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	4,362	5,449	24.9%
Transaction value:
Fixed income products	22,102	13,247	(40.1%)
Private equity products	9,070	6,279	(30.8%)
Secondary market equity products	1,126	7,854	597.2%
Other products	377	433	14.9%

Total transaction value	32,675	27,813	(14.9%)
Average transaction value per active client	7.49	5.10	(31.9%)

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended March 31, 2018
	Wealth Management Business	Asset Management Business	Other Financial Services Business	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	219,283	258	—	219,541
Recurring service fees	141,329	2,603	—	143,932
Performance-based income	20,126	531	—	20,657
Other service fees	14,993	1,791	43,205	59,989

Total revenues from others	395,731	5,183	43,205	444,119

Revenues from funds Gopher managed
One-time commissions	98,318	66	—	98,384
Recurring service fees	103,069	150,998	—	254,067
Performance-based income	—	39,048	—	39,048
Other service fees	—	—	—	—

Total revenues from funds Gopher managed	201,387	190,112	—	391,499

Total revenues	597,118	195,295	43,205	835,618
Less: business taxes and related surcharges	(2,936)	(944)	(819)	(4,699)

Net revenues	594,182	194,351	42,386	830,919

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(157,926)	—	(775)	(158,701)
Performance fee compensation	—	(6,200)	—	(6,200)
Other compensations	(118,761)	(45,143)	(31,908)	(195,812)

Total compensation and benefits	(276,687)	(51,343)	(32,683)	(360,713)
Selling expenses	(91,314)	(5,814)	(9,131)	(106,259)
General and administrative expenses	(36,716)	(13,754)	(5,459)	(55,929)
Other operating expenses	(8,295)	(14,605)	(15,063)	(37,963)
Government subsidies	2,808	640	1,040	4,488

Total operating costs and expenses	(410,204)	(84,876)	(61,296)	(556,376)

Income (loss) from operations	183,978	109,475	(18,910)	274,543

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended March 31, 2017
	Wealth Management Business	Asset Management Business	Other Financial Services Business	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	199,654	133	—	199,787
Recurring service fees	137,635	7,394	—	145,029
Performance-based income	11,887	663	—	12,550
Other service fees	8,161	—	25,080	33,241

Total revenues from others	357,337	8,190	25,080	390,607

Revenues from funds Gopher managed
One-time commissions	144,541	15	—	144,556
Recurring service fees	63,305	118,585	—	181,890
Performance-based income	—	79	—	79
Other service fees	—	—	—	—

Total revenues from funds Gopher managed	207,846	118,679	—	326,525

Total revenues	565,183	126,869	25,080	717,132
Less: business taxes and related surcharges	(3,194)	(471)	(297)	(3,962)

Net revenues	561,989	126,398	24,783	713,170

Operating costs and expenses:
Compensation and benefits	(148,960)	(3)	(1,350)	(150,313)
Relationship manager compensation	—	—	—	—
Other compensations	(116,902)	(39,762)	(33,605)	(190,269)

Total compensation and benefits	(265,862)	(39,765)	(34,955)	(340,582)
Selling expenses	(54,572)	(2,072)	(3,959)	(60,603)
General and administrative expenses	(35,300)	(15,267)	(9,071)	(59,638)
Other operating expenses	(12,447)	(9,064)	(7,935)	(29,446)
Government subsidies	15,412	18,520	—	33,932

Total operating costs and expenses	(352,769)	(47,648)	(55,920)	(456,337)

Income (loss) from operations	209,220	78,750	(31,137)	256,833

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)4

	Three months ended
	March 31,	March 31,
	2017	2018	Change
	RMB’000	RMB’000
Net income attributable to Noah shareholders	216,997	268,465	23.7%
Adjustment for share-based compensation related to:
Share options	12,531	12,210	(2.6%)
Restricted shares	7,711	10,491	36.1%
Adjustments for fair value changes of equity securities (unrealized)	—	(34,788)	N.A

Adjusted net income attributable to Noah shareholders (non-GAAP)*	237,239	256,378	8.1%

Net margin	30.2%	31.4%
Adjusted net margin (non-GAAP)*	33.1%	29.9%
Net income attributable to Noah shareholders per ADS, diluted	3.69	4.44	20.3%
Adjusted net income attributable to Noah shareholders per ADS, diluted (non-GAAP)*	4.03	4.24	5.2%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.

[4]	Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation and fair value changes of equity securities (unrealized) and adjusting for sale of equity securities, if any.